May 14, 2025

Samantha Wellington
Senior Vice President, Chief Legal Officer and Secretary eBay Inc.
2025 Hamilton Avenue
San Jose, California 95125

       Re: eBay Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-37713
Dear Samantha Wellington:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Oliver Cohen